SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or  15d-16 under the
securities exchange act of 1934

For the month of September, 2009

Commission File Number 001-33921

CASCAL N.V.

(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

On September 3, 2009, Cascal N.V. (“Cascal”) issued a press release, attached as Exhibit 15.127, announcing the appointment of Mark Thurston as the Company’s new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V.
 (Registrant)

By:	/s/ Stephane Richer
Name: Stephane Richer
Title: Chief Executive Officer

Date:   September 3, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit

15.127	Press Release - “Cascal N.V. Appoints New Chief Financial Officer”